CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: September 20, 2001

CENTURION ENERGY UPDATES FASADA-1 EXPLORATION DRILLING IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces Fasada-1, Centurion's third well in the current exploration program in the El Manzala Concession in Egypt, has reached its targeted depth of 2250 meters on September 19, 2001.

During drilling, the well encountered gas shows in the Kafr El Sheikh formation and logs indicate gross sands of approximately 35 meters. Logging operations are completed and testing will commence following perforation of the well. Centurion has two other discoveries in the Southern area of the El Manzala Concession Gelgel-1 and Abu Monkar-1 which tested gas from the Kafr El Sheikh formation at 31 mmcf/d and 21.5 mmcf/d respectively.

Centurion Energy International Inc. is an exploration and production company operating in Egypt and Tunisia, and is publicly traded on the Toronto Stock Exchange under the symbol "CUX".

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: INFO@CENTURIONENERGY.COM
Web: HTTP://WWW.CENTURIONENERGY.COM